EDWARD JONES MONEY MARKET FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 29, 2016

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: EDWARD JONES MONEY MARKET FUND (the “Registrant” or the “Fund”)

Investment Shares

Retirement Shares

1933 Act File No. 2-66437

1940 Act File No. 811-2993

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your comments provided on September 22, 2016 on its Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, with respect to the Fund, submitted on September 14, 2016.

Comment 1. In the first paragraph on the cover page, please add the location of the special meeting of shareholders.

Response: The Registrant will respond as requested.

Comment 2. Proposal One – Under the “Factors Considered by the Trustees and Their Recommendation,” you have defined “plurality” as “more votes cast for than against each nominee.” Add a brief explanation that, since each nominee is running unopposed, all nominees who receive favorable votes will be elected and that abstentions will have no effect on the outcome of the vote on Proposal One.

Response: The Registrant will add the following to this section so that the disclosure regarding “plurality” under Proposal One will read as follows:

All Trustee Nominees receiving a plurality of the votes cast by shareholders of the Fund will be elected as Trustees of the Fund. Under a plurality vote, the candidates who receive the highest number of votes will be elected, even if they receive approval from less than a majority of the votes cast. Because the Trustee Nominees are running unopposed, all four (4) Trustee Nominees are expected to be elected as Trustees, as all Trustee Nominees who receive votes in favor will be elected, while votes not cast or votes to withhold will have no effect on the election outcome.

Comment 3. Proposal Two – In the “Factors Considered by the Trustees and their Recommendation,” please disclose if the current interested or independent trustees have a material interest in the proposed transaction, as required under Item 22(c)(6) of Schedule 14A.

Response: The Registrant confirms that none of the current independent trustees have a material interest in the proposed transactions, including the Passport Transfer and the approval of a new sub-advisory agreement among Passport Research, Ltd. (“Passport”), Federated Investment Management Company (“FIMCO”) and the Fund. With respect to the current interested trustees, J. Christopher Donahue and John B. Fisher are considered “interested” with respect to the Passport Transfer and the new sub-advisory agreement due to their beneficial ownership of shares of Federated Investors, Inc. (“Federated”) and due to positions they hold with Federated and its subsidiaries, including FIMCO. FIMCO is a wholly owned advisory subsidiary of Federated and is the general partner of Passport. FIMCO owns a 50.5% general partner interest in Passport. Therefore, the current interested trustees have a material, though indirect, interest in the Passport Transfer and the approval of a new sub-advisory agreement.

Accordingly, the Registrant will add the following disclosure as the final paragraph to “The Passport Transfer and Terms of Proposed Structure Post-Transfer” under Proposal #2:

“J. Christopher Donahue and John B. Fisher are each an Interested Trustee of the Fund due to their beneficial ownership of shares in Federated and due to positions they hold with Federated and its subsidiaries, including FIMCO. FIMCO is a wholly owned advisory subsidiary of Federated and is the general partner of Passport. FIMCO currently owns a 50.5% general partner interest in Passport. Please see “Current Board Leadership Structure” under Proposal #1 for positions held by Messrs. Donahue and Fisher with Federated, FIMCO and Passport.

As of February 29, 2016, J. Christopher Donahue beneficially owned 9,000 shares (100%) of Federated Class A Common Stock in a Voting Trust, the trustees of which are J. Christopher Donahue, John F. Donahue, current Chairman Emeritus of the Fund and father of J. Christopher Donahue, and John F. Donahue’s wife. J. Christopher Donahue beneficially owns 3,129,378 shares (3.0%) of Federated’s Class B Common Stock. John B. Fisher beneficially owns 515,797 shares (less than 1%) of Federated’s Class B Common Stock.”

Comment 4. Proposal One – In the biographies of each of the Trustee Nominees, please include more detail under the “Qualifications” sections, consistent with the requirements of Form N-1A with respect to Statement of Additional Information biographical disclosure.

Response: The Registrant will respond as requested with more detailed information of the qualifications of the Trustees.

Comment 5. Proposal One – In the section “Director/Trustee Emeritus Program,”

please confirm if an Emeritus Trustee program will be established for the Trustee Nominees. If so, please disclose the details of that program. If not, please confirm supplementally that no such program will be established.

Response: The Registrant confirms that an Emeritus Trustee program will not be established for the Trustee Nominees.

Comment 6. Proposal Two – In the section “The Passport Transfer and Terms of Proposed Structure Post-Transfer,” there is a statement that “ … the team of individuals providing investment advisory services to the Fund is expected to be substantially similar to the team that provided such services prior to the Passport Transfer, …” What does “substantially similar” mean? Will there be any differences in the services provided? Will there be a change in the Fund’s portfolio managers? If there will be changes, disclose them. If there will be no changes, please state that.

Response: The Registrant confirms that the level of the service provided to the Fund would not diminish and that there will be no changes to FIMCO’s portfolio management personnel responsible for providing investment advisory services to the Fund following the Passport Transfer. Accordingly, the Registrant will replace references to “substantially similar” with “the same” where discussing the portfolio management personnel following the Passport Transfer.

Comment 7. Proposal Two – Under the section “Factors Considered by the Current Trustees and Their Recommendation,” please expand on the enumerated factors to describe the materials that were provided to the Current Trustees, their consideration of those materials and their conclusion.

Response:

While the Registrant believes that the disclosure included reasonable and appropriate detail regarding the material factors and conclusions that formed the basis for the Board’s approval of the new Advisory Agreement, the disclosure has been revised to include certain additional details regarding the information received and considered by the Board (new disclosure underlined).

Factors Considered by the Current Trustees and Their Recommendation

As noted above, the 1940 Act, provides, in substance, that for a fund to enter into an investment advisory agreement with an investment adviser, the fund's board of trustees, including a majority of the Independent Trustees, must approve the agreement and its terms at an in-person meeting called for the purpose of considering such approval. At a meeting of the Board held on August 9–12, 2016, the Board, including all of the Independent Trustees, unanimously approved and recommends that shareholders of the Fund approve the proposed new Advisory Agreement. As part of its deliberations, in determining to approve the new Advisory Agreement in connection with the Passport Transfer, the Board considered various information provided by FIMCO and Jones Financial regarding the terms of the new Advisory Agreement and the services to be provided thereunder.

In voting to approve the new Advisory Agreement and recommend approval of the Advisory Agreement by shareholders of the Fund, the Board relied upon the recommendation of FIMCO and the diligence that FIMCO had performed. The Board met with representatives from each of FIMCO and Jones Financial to discuss the terms of the new Advisory Agreement, the overall impact of the Passport Transfer on the management of the Fund and the plans of Jones Financial, Passport and FIMCO for managing the Fund upon the closing of the Passport Transfer and the implementation of the new Advisory Agreement and the new Sub-Advisory Agreement. In this regard, the Board considered information from FIMCO and Jones Financial regarding the services that would be provided by Passport and FIMCO under such agreements, including Passport’s oversight and compliance functions, as well as the experience of Edward Jones and its affiliates in managing registered mutual funds.

In addition to the information received and considered with respect to the new Advisory Agreement, the Board considered other relevant information received at prior meetings of the Board and its committees relating to the management of the Fund, including information provided to the Board in connection with the annual contract review process (the “annual contract renewal process”). Such information was reviewed most recently at the Board's May 2016 meeting where the Board approved the continuation of the current Advisory Agreement between Passport and the Fund.

The information that the Board considered at its meetings in August and/or in connection with the annual contract renewal process included, among other things, the following:

1. The Passport Transfer would constitute a change of control of Passport and would automatically terminate the current Advisory Agreement between the Fund and Passport and, accordingly, the approval of the new Advisory Agreement and the new Sub-Advisory Agreement would facilitate a smooth continuation of the investment management and related services provided to the Fund;

2. Comparative fee information relating to the advisory fee to be paid under the new Advisory Agreement, including the proposed reduction in the Fund's investment advisory fee to 0.20% of the Fund's average daily net assets (as described below), including information regarding the investment advisory fees charged to other money market funds managed by Federated and other managers;

3. Information regarding the overall expenses of the Fund, which will include a Rule 12b-1 fee, as discussed below in Proposal #4, with the Board noting that the overall expenses of the Fund are expected to be lower following the Passport Transfer due to the expected implementation of an Expense Limitation Agreement between Passport and the Fund;

4. Information regarding the performance of the Fund over recent periods as compared to similar funds, including information regarding the relatively tight dispersion in money market fund performance due to the low interest rate environment;

5. Information regarding the nature, extent and quality of services to be provided by Passport and FIMCO, collectively, with the Board noting, among other things, that the investment personnel providing day-to-day portfolio management services are expected to remain the same, particularly in light of the implementation of the new Sub-Advisory Agreement;

6. Information regarding the investment management capabilities, including in connection with cash asset management, and the oversight services that will be provided by Passport under the new Advisory Agreement, including information regarding operational and compliance resources and capabilities;

7. Information regarding other investment management experiences and capabilities of Edward Jones and its affiliates in managing registered mutual funds;

8. Information regarding the senior leadership at Passport and Jones Financial, as well as information regarding the independence and qualifications of the Board of Trustees that would oversee the Fund upon the closing of the Passport Transfer; and

9. Information regarding the performance of, and fees charged to, other mutual funds and Passport's profitability with respect to the Fund for the prior year under the current Advisory Agreement and information regarding economies of scale.

Comment 8. Proposal Two – Under the section “Key Terms of the Current Advisory Agreement and New Advisory Agreement,” please disclose the amount of any fees paid by the Fund for services provided to the Fund (other than under the investment advisory contract or brokerage commissions) for the Fund’s past fiscal year pursuant to Item 22(c)(14).

Response: The Registrant respectfully notes that disclosure regarding fees paid for administrative personnel and services pursuant to an Administrative Services Agreement between Federated Administrative Services (“FAS”) and the Fund is currently included in the proxy statement under Proposal #3 in the section “Key Terms of the New Sub-Advisory Agreement.” In addition, the current proxy statement discusses that FAS will continue to provide similar sub-administrative services to the Fund following the Passport Transfer, albeit under a new Sub-Advisory and Sub-Administration Agreement.

Additionally, the Registrant notes that the Fund may pay up to 0.25% of the average daily net assets of the Fund’s Investment Shares and Retirement Shares to Edward Jones for providing services to shareholders and maintaining shareholder accounts.  However, Edward Jones and FSSC may voluntarily choose to waive any portion of such fees and, for the fiscal year ended February 29, 2016, Edward Jones waived the entirety of such other service fees.

Accordingly, the Registrant will add the following disclosure to the section “Key Terms of the New Sub-Advisory Agreement” under Proposal #3:

“In addition, the Fund may currently pay service fees of up to 0.25% of average net assets to Edward Jones for providing services to shareholders and maintaining shareholder accounts.  For the fiscal year ended February 29, 2016, Edward Jones voluntarily waived the entirety of such service fees.”

In addition, information regarding transfer agency and dividend disbursement fees paid to Edward Jones during the last fiscal year will be added under the section “Key Terms of the Current Advisory Agreement and New Advisory Agreement.”

Comment 9. Proposal Two – In the last paragraph of Proposal Two, there is a statement that the Board will consider “whether to pursue alternative action” if the new Advisory Agreement is not approved by shareholders. Please briefly disclose what the alternative actions may be.

Response: The Registrant acknowledges the comment but respectfully declines to provide additional disclosure regarding possible alternative actions, as such alternative actions will only need to be pursued if the new advisory agreement is not approved by shareholders. To the extent that it becomes necessary for the Board to consider alternative actions in the future, the Fund will provide any required notice to shareholders, as appropriate, regarding such decisions.

Comment 10. Proposal Three – Under the section “Key Terms of the New Sub-Advisory Agreement,” a table is provided that identifies, as of June 30, 2016, each registered investment company or series thereof advised by FIMCO that has a similar investment objective to the Fund and the size of each of those funds. Please supplementally confirm if this information was provided to the Fund’s Board.

Response: The Registrant confirms that the Fund’s Board regularly receives and reviews information regarding each registered investment company or series thereof advised by FIMCO that has a similar investment objective to the Fund (including the asset size of such funds), most recently in the context of the Board’s annual 15(c) renewal process in May 2016. This information was available to the Board as part of its considerations regarding the review and approval of the new sub-advisory agreement among Passport, FIMCO and the Fund.

Comment 11. Proposal Three – Under the section “Required Vote,” in the last sentence of the final paragraph, there is a statement that, if the new Sub-Advisory Agreement is not approved by shareholders of the Fund, “the Board will consider whether to pursue alternative action.” Please briefly disclose what the alternative actions may be.

Response: Similar to the response to Comment 9 above, the Registrant acknowledges the comment but respectfully declines to provide additional disclosure regarding possible alternative actions, as such alternative actions will only need to be pursued if the new advisory agreement is not approved by shareholders. To the extent that it becomes necessary for the Board to consider alternative actions in the future, the Fund will provide any required notice to shareholders, as appropriate, regarding such decisions.

Comment 12. Proposal Four – Under the “Factors Considered by the Trustees and Their Recommendation,” please expand the factors considered to describe what was presented to the Board to describe the benefit of adopting a Rule 12b-1 Plan. Why is a 12b-1 Plan beneficial now given that the Fund does not currently have a 12b-1 Plan?

Response: While the Fund believes that the disclosure included reasonable and appropriate detail regarding the material factors and conclusions that formed the basis for the Board’s conclusions with respect to the Rule 12b-1 Plan, the disclosure has been revised to include certain additional detail regarding the information considered by the Board (new disclosure underlined).

Factors Considered by the Trustees and Their Recommendation

The Board, including all of the Independent Trustees, unanimously approved and now recommends that shareholders of the Fund approve the proposed Rule 12b-1 Plan. As part of its deliberations, in determining to approve the proposed agreements in connection with the Passport Transfer, the Board considered, among other matters, the matters described above regarding the purpose of the Rule 12b-1 Plan, as well as the following information:

1.	Rule 12b-1, adopted by the SEC under the 1940 Act, governs the adoption of distribution plans and provides, among other things, that an investment company may not engage directly or indirectly in financing any activity which is primarily intended to result in the sale of its shares except pursuant to a written plan adopted in accordance with Rule 12b-1;
2. 3.

The proposed Rule 12b-1 Plan is specifically designed to finance the activities of the distributor that are primarily intended to result in the sale of fund shares and that there is a reasonable likelihood that the Rule 12b-1 Plan will benefit the applicable Fund share classes and their shareholders;

Following the Passport Transfer, the Fund’s Investment Shares and Retirement Shares will be distributed pursuant to a Distribution Agreement with Edward Jones, pursuant to which shares of the Fund will be offered exclusively through Edward Jones to its customers, and Edward Jones will provide distribution, shareholder and administrative services to the Fund;

~~3.4.~~

Under the new Rule 12b-1 Plan, the Fund would pay an annual rate of 0.25% of the average daily net assets of the Fund's Investment and Retirement Shares to finance any activity primarily intended to result in the sale of the Fund's shares or the provision of certain shareholder services;

~~4.5.~~ 	The Rule 12b-1 Plan is also required to be approved by Fund shareholders;
~~5.6.~~ 	The proposed Rule 12b-1 Plan could improve the Fund's ability to attract new investments in the Fund, which, if successful, may result in increased assets in the Fund and potential economies of scale that could benefit shareholders;
~~6.7.~~ 	~~Information regarding t The fact that the adoption of the proposed Rule 12b-1 Plan is not expected to result in an increase in the Fund's total annual operating expenses due to other fee reductions that are anticipated to take effect following the Passport Transfer, and the expected implementation of an Expense Limitation Agreement between Passport and the Fund; and~~
~~7.8.~~ 	In its annual review of the proposed Rule 12b-1 Plan, the new Board will be presented with information concerning the effectiveness of the Rule 12b-1 Plan and will consider the continued appropriateness of the Rule 12b-1 Plan, including the services and level of payments provided for thereunder.

Based on the foregoing information and other factors considered relevant by the Board, the Board, including all of the Independent Trustees, concluded that there is a reasonable likelihood that the proposed Rule 12b-1 Plan will benefit the Fund and its shareholders.

Comment 13. Proposal Five – Under the section “Proposed Structure Post-Passport Transfer,” please provide a brief description of how the Fund’s Adviser would supervise the responsibilities of any sub-advisers.

Response: In response to the comment, the Registrant will add the following disclosure to the section “Proposed Structure Post-Passport Transfer” under Proposal #5:

Under the Multi-Manager Structure, Passport would oversee the sub-adviser(s) for compliance with the Fund’s investment objectives, policies, strategies and restrictions, and would monitor each sub-adviser’s adherence to its investment style. Passport would have ultimate responsibility for the investment performance of the Fund due to its responsibility to oversee the sub-adviser(s) and recommend their hiring, termination and replacement to the Board.

Comment 14. Information about the Fund – In the second sentence of the second paragraph, please clarify the process by which a shareholder may withdraw his or her proxy and vote in person at the Special Meeting.

Response: The Registrant confirms that a shareholder may vote in person at the Special Meeting, thereby withdrawing his or her proxy. Accordingly, the Registrant will revise the relevant sentence to read as follows (new disclosure underlined):

“In addition, although mere attendance at the Special Meeting will not revoke a proxy, a shareholder present at the Special Meeting may ~~withdraw his or her proxy and~~ vote in person, thereby revoking his or her prior proxy.”

Comment 15. – Please acknowledge the Staff’s position that shareholders should vote for adjournment of the meeting under a separate proposal as the named proxies may not have discretionary authority in this regard.

Response: We respectfully disagree with the Staff’s position with regard to this Comment. We submit that any adjournment of the Meeting called for by the persons named as proxies is a “matter incident to the conduct of the meeting” in accordance with Rule 14a-4(c)(7) and such adjournment, if necessary, will be called in accordance with the best judgment of the persons named as proxies. Pursuant to the Registrant’s organizational documents and state law, proxies have been authorized to call for an adjournment of a meeting for the reasons outlined in the proxy.

Additionally, the Registrant will revise the proxy statement to include disclosure under the “Notice of Special Meeting of Shareholders” section to clearly disclose that any such vote in FAVOR or AGAINST any proposal will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the proposal at the Special Meeting as set forth below:

Any such vote in FAVOR or AGAINST the proposal(s) will authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any adjournment of the Special Meeting.

This disclosure, which currently appears in the “Adjournment” section of the proxy statement, clearly indicates that any adjournment, if necessary, will be determined on a separate basis for each proxy proposal.

Furthermore, as discussed above, the addition of ballot items significantly reduces the likelihood of the Fund being able to obtain sufficient votes to obtain a quorum or pass the agenda items. As the inclusion of an additional proposal will increase the likelihood that an adjournment is required, and as the costs associated with additional solicitations is prohibitive and directly borne by shareholders, we respectfully decline to create a separate proposal for the purpose of adjourning the Special Meeting.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal